Exhibit 99.4

Revvity, Inc.

2008 Deferred Compensation Plan

Third Amendment

WHEREAS, Revvity, Inc., a Massachusetts corporation (the “Company”) maintains the Revvity, Inc. 2008 Deferred Compensation Plan, f/k/a the PerkinElmer, Inc. 2008 Deferred Compensation Plan (the “Plan”), as amended by the First Amendment dated December 17, 2010 (the “First Amendment”) and the Second Amendment dated March 23, 2022 (the “Second Amendment”);

WHEREAS, the Plan was closed to future voluntary contributions effective January 1, 2011 pursuant to the First Amendment;

WHEREAS, following the acquisition of BioLegend, Inc. by the Company in 2021, the Plan was amended pursuant to the Second Amendment to merge the BioLegend Deferred Compensation Plan (the “BioLegend Plan”) with and into the Plan and to allow BioLegend Plan participants to continue voluntary contributions pursuant to their Compensation Deferral Agreements for 2022, and any subsequent periods determined by the Administrator (as defined in the Plan);

WHEREAS, the Company now wishes to permit voluntary contributions by Company employees in a job level of L4 (or its equivalent) and above to make elective deferrals under the Plan for calendar year 2025 and any subsequent periods determined by the Administrator.

NOW, THEREFORE, the Company hereby amends the Plan as follows effective as of January 1, 2025:

1.	The last sentence of Section 3.1(a) of the Plan, as amended by the First Amendment and subsequently amended by the Second Amendment, is deleted and replaced with the following text:

Notwithstanding the foregoing, effective for Plan Years beginning on or after January 1, 2011 and ending on December 31, 2024, no Elective Deferrals shall be permitted under the Plan, except as provided in Article 8A with respect to BioLegend Participants. Effective for Plan Years beginning on or after January 1, 2025, Eligible Executives shall again be permitted to make Elective Deferrals under the Plan.

2.	Section 2.15 is amended to read as follows:

“Eligible Executive” shall mean an individual who satisfies (a) and (b) below:

(a)	The individual is an employee of a Participating Employer in a job level of L4 (or its equivalent) or higher, and

(b)	The individual is designated by the Administrator as eligible to participate in this Plan.

3.	Section 4.1A, as added by the First Amendment and subsequently amended by the Second Amendment, is deleted and replaced with the following text:

Elective Deferrals Suspended; Limited Exception for BioLegend Participants and Eligible Executives. Notwithstanding the foregoing, effective for Plan Years beginning on or after January 1, 2011 and ending on December 31, 2024, no Elective Deferrals shall be permitted under the Plan, except during such period as provided in Article 8A with respect to BioLegend Participants. Effective for Plan Years beginning on or after January 1, 2025, Eligible Executives shall again be permitted to make Elective Deferrals under the Plan.

4.	The last sentence of Section 5.4(c), as added by the Second Amendment, is deleted and replaced with the following text:

From and after January 1, 2025, no Participant, including, for the avoidance of doubt, any BioLegend Participant, who has not already elected to participate in the Company Stock Fund shall be eligible to elect the Company Stock Fund as a Measurement Fund or to otherwise participate in the Company Stock Fund.

IN WITNESS WHEREOF, the Company has caused this Third Amendment to be adopted on this 4th day of December, 2024.

REVVITY, INC.

/s/ Joel S. Goldberg
By:	Joel S. Goldberg
Title:	Senior Vice President, Administration, General Counsel and Secretary